EXHIBIT 99.1
CHINA FINANCE ONLINE CO. LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT
Notice is hereby given that an Annual General Meeting of Shareholders, or the Meeting, of China Finance Online Co. Limited, or the Company, will be held on June 30, 2011 at 10:00 a.m., Beijing time, at the offices of the Company, 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China, for the following purposes:
1.	To re-elect Hugo Shong and Ling Wang as directors.

2.	To approve the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2012 and to authorize the board of directors to determine their remuneration.

3.	To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2010 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from May 31, 2011, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from May 31, 2011.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.
The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2010, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov.
Holders of record of American Depositary Shares, or ADSs, representing our ordinary shares at the close of business on May 25, 2011 (New York City time) and holders of our ordinary shares are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

By Order of the Board of Directors
/s/ Hugo Shong
Hugo Shong
Chairman of the Board of Directors
Beijing, China
Date: June 2, 2011

YOUR VOTE IS IMPORTANT
TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.
IF YOU ARE A HOLDER OF OUR ADSs, THE DEPOSITARY HAS SET JUNE 27, 2011 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.
CHINA FINANCE ONLINE CO. LIMITED
9th Floor of Tower C, Corporate Square, No. 35 Financial Street,
Xicheng District, Beijing, 100033, China
PROXY STATEMENT
General
We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 30, 2011 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China.
This proxy statement and the form of proxy are first being mailed to shareholders on or about June 2, 2011.
Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2010, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Zhiwei Zhao, our chief executive officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, or ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
Holders of ADSs representing our ordinary shares at the close of business on May 25, 2011 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting. As of May 25, 2011, 110,920,383 of our ordinary shares, par value HK$0.001 (US$0.00013) per share, were issued and outstanding, of which 102,567,755 ordinary shares were represented by 20,513,551 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.
Voting and Solicitation
Each ordinary share is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.
Voting by Holders of Ordinary Shares
When proxies are properly dated, executed and returned by registered holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3 and 4 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company.
Voting by Holders of American Depositary Shares
JPMorgan Chase Bank, N.A., as depositary of the ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of American depositary receipts, or ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of May 25, 2011 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.
Upon receipt of instructions from holders of ADRs on or before 12:00 p.m., June 27, 2011 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on June 30, 2011, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.
To the extent such instructions are not received by JPMorgan Chase Bank, N.A. as depositary of ADSs from any holder of ADRs on or before 12:00 p.m., June 27, 2011 or in the manner required, we understand from the depositary that the depositary will deem such holder to have instructed the depositary to give a discretionary voting proxy to Zhiwei Zhao, our CEO, as the person designated by the Company to receive voting proxies, with full power of substitution, and to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares in the manner such person deems fit.
JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares by:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

As of December 31, 2010, 110,887,883 shares of our ordinary shares were outstanding. On that date, a total of 20,507,051 of our ADSs were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,887,883 ordinary shares outstanding.

Number of Shares Beneficially Owned
Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc. (1)	15,670,507	14.13%
IDG Technology Venture Investments, LP (2)	6,723,115	6.06%
Vertex Technology Fund (III) Ltd. (3)	7,580,494	6.84%
Jianping Lu (4)	7,156,121	6.45%
Ling Zhang (5)	8,746,370	7.89%
C&F International Holdings Limited (6)	10,558,493	9.52%
FMR LLC (7)	14,332,020	12.92%

	Number
Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	9,275,964	8.37%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All current directors and executive officers as a group (7 persons)	13,295,164	11.99%

*	Beneficially own less than 1% of our ordinary shares as of December 31, 2010, and would beneficially own less than 1% of our ordinary shares upon exercise of all options currently exercisable or vesting within 60 days of the filing date of our annual report of 2010.

(1)	Includes 15,670,507 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 7,580,494 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2010 in the form of 1,516,098 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(6)	Includes 10,558,493 performance based ordinary shares held by C&F International Holdings Limited, a company incorporated in British Virgin Islands. C&F International Holdings Limited holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees.

(7)*	Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,307,020 shares of the common stock outstanding of China Finance Online Co. Limited as a result of acting as investment adviser to various investment companies. The registered address is 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 14,307,020 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, are the predominant owners, directly or through trusts, of series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other series B shareholders have entered into a shareholders’ voting agreement under which all series B voting common shares will be voted in accordance with the majority vote of series B voting common shares. Accordingly, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ boards of trustees.

*	Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 25,000 shares of the outstanding common stock of the China Finance Online Co. Limited as a result of its serving as investment manager of institutional accounts owning such shares. The registered address is 900 Salem Street, Smithfield, Rhode Island, 02917. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 25,000 shares and sole power to vote or to direct the voting of 0 shares of common stock owned by the institutional accounts managed by PGATC as reported above.

*	As of March 31, 2011, FMR LLC holds 8,005,180 shares or 7.22% of the common stock outstanding of China Finance Online Co. Limited according to the 13G filed with the SEC on April 8, 2011, including 7,980,180 shares held by Fidelity and 25,000 shares held by PGATC.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our Company.
PROPOSAL 1
ELECTION OF DIRECTORS
We have a staggered board of directors, which means half of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our five directors having served the longest are required to stand for re-election at the 2011 annual general meeting.
Our board of directors, at the recommendation of our nominations committee, has nominated two current directors for re-election at the 2011 annual general meeting. Each nominee, if elected, would, subject to our Amended and Restated Articles of Association, hold office until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Each of the nominees has been previously elected by our shareholders. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. Our board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
The names of the directors, their ages as of June 2, 2011 and their principal positions with the Company are as follows:

Name	Age	Position

Directors Standing for Re-Election

Hugo Shong	54	Chairman of the Board and Director
Ling Wang	48	Director (2)

Continuing Directors Not Standing for Re-Election

Kheng Nam Lee	63	Director (1)
Fansheng Guo	55	Director (2)
Zhiwei Zhao	47	CEO and Director

(1)	Member of audit committee.

(2)	Member of audit committee, compensation committee and nominations committee.

A brief biography of each director nominated for election at the Annual General Meeting is set forth below:
Hugo Shong has served as our director since May 2004. He was elected as the Chairman of our Board of Directors as of July 25, 2005 and has been in that position since then. Mr. Shong has been an executive vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.
Ling Wang has served as our director since May 2004. Mr. Wang is the chairman and chief executive officer of GCTech Company Limited, a company that provides systems integration and software development services to the telecommunications industry, which he founded in 1994. Since 2003, he has been a director of Tiantian Online Co., Ltd., a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC. Mr. Wang graduated with a Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.
The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per ordinary share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
A brief biography of each continuing director is set forth below:
Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management (II) Pte Ltd, a management company for venture capital funds, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd (“VVH”) from December 1997 to February 2004, both of which are affiliates of Vertex Technology Fund (III) Ltd. He has since rejoined the Board of VVH and has been appointed as Chairman from 1 September 2008. Mr. Lee is a director of Creative Technology Ltd and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.
Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman of the board of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.
Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc. before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.

Relationships Among Directors or Executive Officers
There are no family relationships among any of the directors or executive officers of the Company.
Meetings and Committees of the Board of Directors
During 2010, our board of directors met in person or passed resolutions by unanimous written consent six times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2010, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent four times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.
Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Kheng Nam Lee, Ling Wang and Fansheng Guo are currently the members of the audit committee. Messrs. Ling Wang and Fansheng Guo are also currently the members of the compensation committee and the nominations committee.
Independent Directors
We have determined that a majority of our directors, Kheng Nam Lee, Ling Wang and Fansheng Guo, are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).
Compensation of Directors
In 2010, we paid aggregate cash compensation of approximately $739,111 to our directors and executive officers as a group. In 2007, we granted to selected directors and officers to acquire 2,200,000 and 10,558,493 ordinary shares under the 2004 Stock Incentive Plan and the performance-based 2007 Equity Incentive Plan, respectively. In 2008, we granted to selected directors and officers to acquire 450,000 ordinary shares under the 2004 Stock Incentive Plan. In 2010, we granted to selected directors and officers to acquire 1,650,000 ordinary shares under the 2004 Stock Incentive Plan. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our Chief Executive Officer and Chief Financial Officer. Pursuant to the change in control agreements, if either the Chief Executive Officer or Chief Financial Officer is terminated without cause or resigns for good reason after a change-of-control of the Company has occurred, he is entitled to receive severance benefits from the Company.
PROPOSAL 2
APPROVAL OF INDEPENDENT AUDITORS
Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for the term beginning on the date of this annual general meeting, June 30, 2011 and continuing until the next annual general meeting to be held in 2012.
In the event our shareholders fail to approve the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 2.
THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS FOR THE TERM ENDING AT THE NEXT ANNUAL GENERAL MEETING TO BE HELD IN 2012 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.
PROPOSAL 3
APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2010 AND REPORTS OF THE DIRECTORS AND THE
AUDITORS
In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ended December 31, 2010 together with the Reports of the Directors and the Auditors thereon.
Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2010, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov, starting from May 31, 2011. The Reports of the Directors and the Auditors can also be accessed through these websites starting from June 2, 2011.
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 3.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS THEREON.
PROPOSAL 4
BOARD AUTHORIZATION TO ISSUE SHARES
Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders. The shareholders may grant such power to the board of directors on an annual basis. According to item 9 of our Amended and Restated Articles of Association, at each annual general meeting of the Company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.
If this proposal 4 is approved by the shareholders, our board of directors will have the power, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 4 will permit the board of directors, among other things, to raise additional capital for the Company by issuing additional shares of the Company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.
Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of the Company. For example, our board of directors may issue additional ordinary shares and preference shares which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in the Company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 4 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.

Our board of directors recommends our shareholders to approve the following ordinary resolution:
“THAT the exercise by the board of directors of all the powers of the Company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.”
For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and
(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the Company’s shareholders in an annual or extraordinary general meeting of the shareholders.”
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE DISCRETIONARY EXERCISE BY THE BOARD OF POWER TO ISSUE SHARES.
OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Hugo Shong
Hugo Shong
Chairman of the Board of Directors
Date: June 2, 2011